N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST PRODUCTION FROM THE REV FIELD

CALGARY, Alberta – January 26, 2009 – Talisman Energy Inc. announced first gas production from the Rev Field in Norway.

The Field is expected to produce at a plateau rate of 100 mmcf/d of gas and 6,000 bbls/d of condensate and natural gas liquids from two subsea wells. A third producer, the Rev East well, is expected to be brought on-stream later in 2009. Talisman's share of proved and probable reserves in the Rev Field at year end 2007 is estimated at 26 million boe, with proved reserves of 16 million boe.

Talisman Energy Norge AS, a wholly-owned subsidiary of Talisman Energy Inc., has a 70% interest in the Field, with Petoro AS holding the remaining 30%. Production is transported via a nine kilometer pipeline to the Armada platform in the UK, operated by BG International (CNS) Limited, for processing and final export to the UK.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice-President,                                                                                                Christopher J. LeGallais, Vice-President,
Corporate & Investor Communications                                                                               Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                          Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                    Email:                       tlm@talisman-energy.com

03-09

Forward-Looking Information

This press release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding: estimates of production, estimated timing of new production, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release: sufficient yield factors, the availability of sufficient process capacity and wells, and the completion of subsea tie-in and control systems.  Information regarding oil and gas reserves, and business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; and
•	changes in general economic and business conditions.

The foregoing list of risk factors is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Financial Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.
Forward-looking information is based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with U.S. disclosure requirements.  The information provided by Talisman in this press release may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101").  Information on the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

Talisman's proved reserves have been estimated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”).  U.S. practice is to disclose net proved reserves after the deduction of estimated royalty burdens, including net profit interests.  Talisman makes additional voluntary disclosure of gross proved reserves. Talisman also makes voluntary disclosure of probable reserves.  The 2007 reserves included in this press release have been estimated using the definition set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC").  Talisman believes that there is no material difference between the SPE/WPC definition for probable reserves and the Canadian Oil and Gas Handbook definition for probable reserves.

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic conditions and operating conditions. Any probable reserves and the calculations with respect thereto included in this press release do not meet the SEC’s standards for inclusion in documents filed with the SEC.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data.  Any reserves data contained in this press release reflects Talisman’s estimates of its reserves.  While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this press release.

Gross Production

In this press release, Talisman makes reference to production volumes.  Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.  U.S. readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes by reporting segment that are comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

Boe Conversion

Throughout this press release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.